UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Minutes and Results

On July 20, 2018, Merus N.V. (the “Company”) held its annual general meeting (the “Annual Meeting”). At the Annual Meeting, the shareholders, among other things, elected Russell G. Greig and Len Kanavy as non-executive directors to the Company’s board of directors, each to serve until the 2022 annual general meeting of shareholders of the Company.

The minutes from the Annual Meeting are furnished herewith as Exhibit 1 and the results of the Annual Meeting are furnished herewith as Exhibit 2 to this Report on Form 6-K.

Exhibit 2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

1	Minutes of the Annual General Meeting of Merus N.V.

2	Results of the Annual General Meeting of Merus N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: July 26, 2018	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	Chief Executive Officer